EXHIBIT 99.1

Evaxion reports 75% Objective Response Rate in phase 2 trial with AI-designed personalized cancer vaccine EVX-01

  75% Objective Response Rate as 12 out of 16 advanced melanoma patients had objective clinical responses, with 11 of the 12 responders continuing to respond at 24 months follow-up
  Immune activation observed in all patients with 81% of EVX-01’s vaccine targets triggering a specific response
  Treatment was well tolerated
  Data is presented today at the ESMO Congress and will be discussed at a webinar with key opinion leader Professor Muhammad Adnan Khattak on October 22, 2025

COPENHAGEN, Denmark, October 17, 2025 - Evaxion A/S (NASDAQ: EVAX) (“Evaxion”), a clinical-stage TechBio company specializing in developing AI-Immunology™ powered vaccines, announces new two-year unprecedented clinical efficacy data of its personalized cancer vaccine EVX-01 in patients with advanced melanoma.

The two-year phase 2 data demonstrates an Objective Response Rate (ORR) of 75% as 12 out of 16 patients had objective clinical responses, with four patients obtaining a complete response. The ORR is even higher than the 69% observed after one year of treatment. Additionally, a durable clinical benefit was observed as 92% of patients were still responding at 24 months follow-up and no relapses were observed.

54% of patients had a deepened response during treatment, improving from stable disease or partial response to partial or complete response. Tumor reduction (target lesions) was observed in 15 out of the 16 patients enrolled in the trial.

EVX-01, developed with Evaxion’s AI-Immunology™ platform, is designed to target multiple neoantigens; cancer unique proteins arising from mutations.

In the trial, EVX-01 induced an immune response in all patients, with 81% of the targeted neoantigens generating potent specific T-cell responses. This high immunogenicity rate stands out as highly encouraging compared to historical observations and compares very favorably to what is seen with other approaches. These results also underline and validate the precision of the AI-Immunology™ platform in accurately identifying neoantigens, which leads to detectable signals in patients.

Data also confirmed EVX-01 to be a well-tolerated treatment.

“We are delighted to present these two-year phase 2 data for EVX-01 demonstrating high response rates and an impressive durability of responses, whilst confirming the favorable safety profile observed in our phase 1 study. A 75% ORR is unprecedented in this hard-to-treat patient population and underscores the significant potential of EVX-01 as a new treatment option. We are looking forward to discussing the data with stakeholders and potential partners. Further clinical development, which is clearly supported by this data, will only be done in a partnership”, says Birgitte Rønø, CSO and interim CEO of Evaxion.

“This study sets a new benchmark in personalized immunotherapy. The long-term efficacy and safety of EVX-01 demonstrate that Evaxion’s AI-Immunology™ approach is not just innovative; it’s clinically meaningful and ready to shape the future of oncology“, says Professor Muhammad Adnan Khattak, Oncology, One Clinical Research, Hollywood Private Hospital & Edith Cowan University, Perth, Australia, key opinion leader and one of the trial’s investigators.

Data is presented today at the European Society for Medical Oncology (ESMO) Congress 2025 to be held in Berlin, Germany. Evaxion will be available for meetings at a booth (#3035) throughout the conference to allow for interactions and discussions of the data with all interested stakeholders.

Trial endpoints
The trial’s primary endpoint, measuring improved responses e.g. patients converting to a better response category, was not formally analyzed due to a reduction in number of enrolled participants compared to the original protocol. However, the 54% conversion rate (as mentioned above), would suggest the primary endpoint being met.

As the majority of patients were still responding at time of data cut-off, secondary endpoints measuring Progression Free Survival and Overall Survival could not yet be reported.

Webinar on October 22, 2025
Evaxion will be hosting an online webinar featuring Professor Muhammad Adnan Khattak, on October 22, 2025, at 16.30 CEST/10.30am EDT.

The webinar can be attended through registration via this link.

In the webinar, Professor Khattak will present the two-year phase 2 data and discuss challenges in the medical treatment of advanced melanoma. In the end, a Q&A session will be held, and participants are encouraged to present questions.

About the trial
The phase 2 trial investigated EVX-01 in combination with MSD’s (Merck & Co., Inc., Rahway, NJ, USA) anti-PD-1 therapy, KEYTRUDA® (pembrolizumab) in patients with advanced melanoma (skin cancer). Each patient enrolled in the trial has received a unique vaccine designed and manufactured based on their individual biology. KEYTRUDA® is a registered trademark of Merck Sharp & Dohme LLC, a subsidiary of Merck & Co., Inc., Rahway, NJ, USA.

The trial has been extended with a further year in which participants will receive EVX-01 as monotherapy. Data from the extension will be presented in 2026.

About EVX-01
EVX-01 is a personalized peptide-based cancer vaccine intended for first-line treatment of multiple advanced solid cancers. It is Evaxion’s lead clinical asset.

Designed with our AI-Immunology™ platform, EVX-01 and is tailored to target the unique tumor profile and immune characteristics of each patient. It engages the patient's immune system to fight off cancer by mounting a targeted response against tumors.

Contact information
Evaxion A/S
Mads Kronborg
Vice President, Investor Relations & Communication
+45 53 54 82 96
mak@evaxion.ai

About Evaxion
Evaxion is a pioneering TechBio company based upon its AI platform, AI-Immunology™. Evaxion’s proprietary and scalable AI prediction models harness the power of artificial intelligence to decode the human immune system and develop novel immunotherapies for cancer, bacterial diseases, and viral infections. Based upon AI-Immunology™, Evaxion has developed a clinical-stage oncology pipeline of novel personalized vaccines and a preclinical infectious disease pipeline in bacterial and viral diseases with high unmet medical needs. Evaxion is committed to transforming patients’ lives by providing innovative and targeted treatment options. For more information about Evaxion and its groundbreaking AI-Immunology™ platform and vaccine pipeline, please visit our website.

Forward-looking statement
This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “target,” “believe,” “expect,” “hope,” “aim,” “intend,” “may,” “might,” “anticipate,” “contemplate,” “continue,” “estimate,” “plan,” “potential,” “predict,” “project,” “will,” “can have,” “likely,” “should,” “would,” “could,” and other words and terms of similar meaning identify forward-looking statements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various factors, including, but not limited to, risks related to: our financial condition and need for additional capital; our development work; cost and success of our product development activities and preclinical and clinical trials; commercializing any approved pharmaceutical product developed using our AI platform technology, including the rate and degree of market acceptance of our product candidates; our dependence on third parties including for conduct of clinical testing and product manufacture; our inability to enter into partnerships; government regulation; protection of our intellectual property rights; employee matters and managing growth; our ADSs and ordinary shares, the impact of international economic, political, legal, compliance, social and business factors, including inflation, and the effects on our business from other significant geopolitical and macro-economic events; and other uncertainties affecting our business operations and financial condition. For a further discussion of these risks, please refer to the risk factors included in our most recent Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission (SEC), which are available at www.sec.gov. We do not assume any obligation to update any forward-looking statements except as required by law.